Filed Pursuant to Rule 424(b)(3)
                                             Registration Statement No. 333-4877

                           AMF BOWLING WORLDWIDE, INC.

    Supplement No. 2 to Prospectus dated November 7, 1997, as supplemented by
                    Supplement No. 1 dated November 17, 1997

             The date of this supplement No. 2 is February 23, 1998


AMF Bowling Worldwide, Inc. ("AMF Bowling Worldwide" or the "Company") reported revenue of $713.7 million for the year ended December 31, 1997, an increase of 30.0% compared to last year's $548.9 million. EBITDA (defined as a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses) was $185.4 million for the year, an improvement of 27.4% from $145.5 million reported in 1996. EBITDA margin declined slightly in 1997 to 26.0% from 26.5% in 1996.

EBITDA increased 23.6% to $58.7 million on a 15.9% increase in revenue to $208.1 million. EBITDA and revenue for the same quarter of 1996 were $47.5 million and $179.6 million, respectively. EBITDA margin was 28.2% compared to 26.4% in the same quarter last year.


Bowling Centers Operating Results
---------------------------------

For 1997, Bowling Centers revenue was $429.1 million, an increase of 39.6% over revenue of $307.3 million in 1996. EBITDA was $130.4 million, up 36.4% from $95.6 million reported in the prior year. Operating results were favorably impacted during the year by the inclusion of 122 bowling centers acquired and one new center built during 1997.
EBITDA margins for 1997 were 30.4% compared to 31.1% in 1996.

Fourth quarter revenue increased 38.5% to $131.2 million compared to $94.7 million in the same quarter of 1996. EBITDA was $46.4 million, up 45.5% from $31.9 million in the fourth quarter of 1996. EBITDA margins were 35.4% compared to 33.7% last year. These favorable operating results were achieved despite the negative impact of weaker business environments in Australia, Hong Kong and Japan. In addition, the strong U.S. dollar resulted in a lower translation of profits from international bowling center operations.


Bowling Products Operating Results
----------------------------------

For 1997, Bowling Products revenue was $299.3 million, an increase of 18.7% from $252.1 million in 1996. EBITDA was $70.8 million compared to $62.6 million in 1996, an increase of 13.1%. EBITDA margins declined from 24.8% in 1996 to 23.7% in 1997. The improvement in 1997 results was primarily driven by an increase in sales of New Center Packages (NCPs). A total of 4,576 NCPs were sold in 1997 compared to 3,029 in 1996, a unit increase of 51.1%.

Fourth quarter revenue was $80.4 million, a decline of 7.1% from the $86.5 million in the same quarter of 1996. EBITDA was $15.7 million, a decline of 23.8% from the $20.6 million achieved last year. EBITDA margins were 19.5% compared to 23.8% in 1996. During the fourth quarter of 1997, the Company experienced a slowdown in NCP shipments from several of its Asia Pacific markets resulting from both the weakened economies and the strong U.S. dollar. Quarterly comparisons were also affected by unusually high NCP revenue in 1996 as a result of customers in China accelerating deliveries in anticipation of a change in import duty policy. Margin pressures on international equipment sales also resulted from the strong U.S. dollar. Management believes that its Asia Pacific customers are delaying purchases of NCP and Modernization equipment as they await economic stability in their regions. The current NCP backlog of 1,548 is 7.1% lower than at this time in 1997.

Consolidated Operating Results
------------------------------

During the fourth quarter of 1997, AMF Bowling Worldwide refinanced its bank debt and redeemed $119 million of Senior Subordinated Discount Notes, to increase financial flexibility and to reduce interest expense. The Company incurred after-tax extraordinary charges totaling $23.4 million related to this refinancing including write-off of costs previously incurred to obtain bank financing, the premium associated with the Senior Subordinated Discount Notes redemption, and the write-off of the portion of deferred financing costs attributable to the Senior Subordinated Discount Notes redeemed.

Net loss before extraordinary items was $32.2 million for 1997 compared to a pro forma net loss of $21.6 million for 1996. For the fourth quarter of 1997, net loss before extraordinary items was $9.8 million, compared to net loss of $2.8 million, for the same quarter of 1996. Net income was adversely impacted during the fourth quarter of 1997 by non-cash charges related to the closing of certain bowling centers, incremental amortization expense related to a reclassification of fixed assets, foreign currency transaction losses and equity in loss of joint ventures primarily from start-up expenses and the elimination of profit on equipment sales to the joint ventures.

Bowling Centers Growth Strategies
---------------------------------

o Acquisition Program. The Company continued its successful bowling center acquisition and consolidation strategy, acquiring 19 bowling centers in the fourth quarter of 1997. A total of 122 centers were acquired in 1997 - 113 in the U.S., 7 in the United Kingdom and 2 in Australia. At year-end, AMF Bowling Worldwide operated 470 bowling centers worldwide - 370 in the U.S. and 100 international centers, including 14 centers in international joint ventures.

   On February 13, 1998, the Company purchased Active West, a chain of 15 bowling centers, which strengthens the Company's presence in California. In addition, 4 single centers have been acquired since January 1, 1998 - 2 in the U.S. and 2 in the United Kingdom.

o Investment in Building a Nationally Branded Bowling Center Chain. AMF Bowling Worldwide continues to make investments in its bowling center business in conjunction with its strategy to build a national chain of branded bowling centers. In the fourth quarter of 1997, management rolled out a comprehensive customer service program, AMF CARES!, designed to enhance customer service and reward employee participation. The AMF CARES! program will focus on five key areas: customer focused operating standards, employee awards and recognition, loyalty driven marketing programs, an enhanced food and beverage program, and a strong brand identity.

o Modernization of Centers. AMF Bowling Worldwide currently expects to spend $27 million in 1998 to upgrade its existing U.S. centers, including $5 million for major modernization of five bowling centers in key U.S. markets.

o Chelsea Piers and Marina City. In September 1997, the Company opened the first new bowling center in Manhattan in more than 30 years. Chelsea Piers is a 40 lane state-of-the-art family entertainment facility with enhanced amenities including upgraded food and beverage offerings and innovative customer service. The center has attracted leagues and recreational bowlers in addition to a strong corporate party business. Chelsea Piers currently has the highest weekly sales volume of the Company's bowling centers.

   In January, AMF Bowling Worldwide announced plans to build a showcase bowling center in Chicago's landmark Marina City development. The center will cost $5 million and be similar to Chelsea Piers, with the newest Bowling Products equipment and amenities including an arcade room, billiards room, cafe and AMF Legends Bar & Grill, the Company's new sports bar concept. Marina City is expected to open in late summer of 1998.


International Joint Ventures
----------------------------

In 1997, the Company successfully completed two joint ventures with Hong Leong Corporation Ltd. in Singapore and Playcenter S.A. in Brazil. The Hong Leong joint venture was created to build and operate bowling centers in the Asia Pacific region. The first of these bowling centers opened in November 1997 in Tianjin, China. The Playcenter joint venture opened 7 centers during 1997 to bring its total to 13 centers in Brazil and Argentina.


                          ---------------------------



FORWARD-LOOKING STATEMENTS

         Information in this prospectus supplement contains forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus supplement should not be regarded as a representation by AMF Bowling Worldwide or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including, among other things: (i) the Company's ability to successfully execute acquisition opportunities and to integrate acquired operations into its business, (ii) the continued development and growth of new bowling markets and the Company's ability to continue to identify those markets and to generate sales of products in those markets before market saturation, (iii) the risk of adverse political acts or developments in the Company's existing or proposed markets for its products or in which it operates its bowling centers, (iv) the Company's ability to retain experienced senior management, (v) the ability of AMF Bowling Worldwide and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness and (vi) the popularity of bowling as an activity in the United States and abroad. In addition, actual results may also differ materially from forward-looking statements in this prospectus supplement as a result of factors generally applicable to companies in similar businesses, including, among other things:
(i) a decline in general economic conditions, (ii) an adverse judgment in pending or future litigation and (iii) increased competitive pressure from current competitors and future market entrants. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this prospectus supplement. AMF Bowling Worldwide undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.






                               AMF BOWLING WORLDWIDE, INC. AND SUBSIDIARIES(1)
                                CONSOLIDATED STATEMENTS OF INCOME (unaudited)
                                     (in millions, except per share data)

                                                                      Three Months Ended                      Year Ended
                                                                          December 31,                        December 31,
                                                                    ----------------------             ------------------------
                                                                      1997            1996               1997          1996 (2)
                                                                      ----            ----               ----          ----
Operating revenue                                                   $208.1          $179.6             $713.7          $548.9

Operating expenses (3)                                               149.4           132.1              528.3           403.4
Depreciation and amortization                                         35.7            20.8              102.5            73.5
                                                                    ------          ------             ------          ------
Operating income                                                      23.0            26.7               82.9            72.0

Interest expense                                                      29.2            27.7              118.4           106.2
Other non-operating expenses                                           6.1            (0.7)               8.2            (3.6)
                                                                    ------          ------             ------          ------
Loss before income taxes                                             (12.3)           (0.3)             (43.7)          (30.6)
    Provision (benefit) for income taxes                              (3.9)            2.5              (12.9)           (9.0)
                                                                    ------          ------             ------          ------
Net income(loss) before joint ventures/extraordinary items            (8.4)           (2.8)             (30.8)          (21.6)
    Equity in loss of joint ventures, net of tax                      (1.4)              -               (1.4)              -
                                                                    ------          ------             ------          ------
Net income(loss) before extraordinary items                           (9.8)           (2.8)             (32.2)          (21.6)
    Extraordinary items, net of tax                                  (23.4)              -              (23.4)              -
                                                                    ------          ------             ------          ------
Net income(loss)                                                    $(33.2)          $(2.8)            $(55.6)         $(21.6)
                                                                    ======          ======             ======          ======

Selected Data:
    EBITDA (4)                                                       $58.7           $47.5             $185.4          $145.5
    EBITDA margin                                                     28.2%           26.4%              26.0%           26.5%


(1) AMF Bowling Worldwide, Inc. ("AMF Bowling Worldwide" or the "Company") is principally engaged in two business segments (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2)  A pro forma income statement has been presented for the year ended December
     31, 1996, to provide a more meaningful comparison with 1997. The pro forma results include operations for the Predecessor Company ("AMF Bowling
     Group") through April 30, 1996 and for the Company since May 1, 1996 (the closing date of the "Acquisition"). The pro forma statement of income has been presented as if the Acquisition of the Predecessor Company had occurred on January 1, 1996.
(3) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.
(4) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                               AMF BOWLING WORLDWIDE, INC. AND SUBSIDIARIES (1)
                                       SEGMENT INFORMATION (unaudited)
                                                 (in millions)


                                         First             Second               Third             Fourth
                                       Quarter            Quarter             Quarter            Quarter              Year
                                       -------            -------             -------            -------            -------

1997 Revenue
Bowling Centers                         $108.5              $92.6               $96.8             $131.2             $429.1
Bowling Products                          52.0               72.7                94.2               80.4              299.3
Intersegment Elimination                  (2.9)              (4.8)               (3.5)              (3.5)             (14.7)
                                       -------            -------             -------            -------            -------
TOTAL                                   $157.6             $160.5              $187.5             $208.1             $713.7

1996 Revenue (2)
Bowling Centers                          $82.5              $64.7               $65.4              $94.7             $307.3
Bowling Products                          43.0               53.8                68.8               86.5              252.1
Intersegment Elimination                  (2.8)              (3.7)               (2.4)              (1.6)             (10.5)
                                       -------            -------             -------            -------            -------
TOTAL                                   $122.7             $114.8              $131.8             $179.6             $548.9

1997 EBITDA (4)
Bowling Centers                          $41.9              $21.1               $21.0              $46.4             $130.4
Bowling Products                          12.0               19.3                23.8               15.7               70.8
Corporate                                 (3.6)              (4.7)               (3.7)              (3.4)             (15.4)
Intersegment Elimination                  (0.1)              (0.1)               (0.2)              (0.0)              (0.4)
                                       -------            -------             -------            -------            -------
TOTAL                                    $50.2              $35.6               $40.9              $58.7             $185.4

1996 EBITDA (2) (4)
Bowling Centers                          $32.6              $15.7               $15.4              $31.9              $95.6
Bowling Products                           9.4               13.5                19.1               20.6               62.6
Corporate                                 (2.5)              (1.4)               (2.3)              (4.8)             (11.0)
Intersegment Elimination                  (0.6)              (0.9)                0.0               (0.2)              (1.7)
                                       -------            -------             -------            -------            -------
TOTAL                                    $38.9              $26.9               $32.2              $47.5             $145.5



See notes (1-4) to Consolidated Statements of Income.